Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

May 16, 2014

Voya Investment Management

Client Talking Points

VY BlackRock Large Cap Growth Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Disappearing Portfolio Name	Surviving Portfolio Name
Reorganization	July 18, 2014	VY BlackRock Large Cap Growth Portfolio	Voya Large Cap Growth Portfolio

The Board of Trustees/Directors (the “Board”) of VY BlackRock Large Cap Growth Portfolio (the “BlackRock Portfolio”) and Voya Large Cap Growth Portfolio (“Large Cap Growth Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY BlackRock Large Cap Growth Portfolio is required before the Merger may take place.

o	What is happening?
o	On January 23, 2014, each Portfolio’s Board approved a proposal to merge VY BlackRock Large Cap Growth Portfolio into Voya Large Cap Growth Portfolio.
o	Shareholders of BlackRock Large Cap Growth Portfolio will be sent a combined proxy statement and prospectus on or about May 15, 2014.
o	A shareholder meeting will be held on or about June 19, 2014.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about July 18, 2014.

o	BlackRock Investment Management, LLC (“BlackRock”) serves as sub-adviser to BlackRock Large Cap Growth Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Large Cap Growth Portfolio. If the Merger is approved, shareholders in the BlackRock Portfolio will become shareholders in Large Cap Growth Portfolio as of the close of business on or about July 18, 2014.

May 16, 2014

Client Talking Points

o	A prospectus supplement was filed on or about January 31, 2014 to notify shareholders of the changes.

o	Why is the Merger proposed?

o	Directed Services, LLC (“DSL”), the investment adviser to the Portfolios (the “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.

o	The Merger is expected to result in lower gross and net expense ratios and greater asset base in Large Cap Growth Portfolio.

o	The Advisor noted that the Merger would provide BlackRock Large Cap Growth Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

o	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	BlackRock Large Cap Growth Portfolio	Large Cap Growth Portfolio
Investment Objective	The Portfolio seeks long-term growth of capital.	The Portfolio seeks long-term capital growth.

o	What is the experience of the Voya Investment Management Team?

Large Cap Growth Portfolio is managed by the Voya Investment Management team of Christopher Corapi, Jeff Bianchi, and Michael Pytosh.

Christopher F. Corapi

Portfolio Manager

Portfolio Manager and Chief Investment Officer of equities joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

May 16, 2014

Client Talking Points

Jeff Bianchi, CFA

Lead Portfolio Manager

Lead Portfolio Manager of Voya IM’s large cap growth and mid cap growth strategies. Mr. Bianchi joined Voya IM in 1994 as a fundamental research analyst on the growth strategies.

Mr. Bianchi has had primary responsibility for the health care sector as well as other growth sectors, including technology and consumer. He assumed portfolio manager duties on the large cap growth strategy in 2000, and was named lead portfolio manager on the strategy in 2010. He also assumed lead portfolio manager responsibilities of the mid cap growth strategy in 2005.

Michael Pytosh

Portfolio Manager

Portfolio Manager joined Voya IM in 2004 as a senior sector analyst covering the technology sector. Prior to 2004, Mr. Pytosh was with Lincoln Equity Management, LLC, since 1996, where he started as a technology analyst and ultimately took on the role of the firm’s president. Prior to that, Mr. Pytosh was a technology analyst at JPMorgan Investment Management and an analyst at Lehman Brothers.

o	How do the Annual Portfolio Operating Expenses compare?

o	The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Large Cap Growth Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2013. Shareholders of BlackRock Large Cap Growth Portfolio are expected to experience a decrease in both gross and net expenses as a result of the Reorganization. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

o	The advisory agreement between DSL and BlackRock Large Cap Growth Portfolio provides for a “bundled fee” arrangement under which DSL provides (in addition to advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between DSL and Large Cap Growth Portfolio provides for an advisory fee for which DSL provides advisory services only. Other services are provided to Large Cap Growth Portfolio under separate agreements at additional expense.

May 16, 2014

Client Talking Points

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		BlackRock Large Cap Growth Portfolio	Large Cap Growth Portfolio	Large Cap Growth Portfolio Pro Forma
Class ADV
Management Fees	%	0.80	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75	0.75	0.75
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	1.55	1.43	1.43
Waivers and Reimbursements	%	-0.15[2]	-0.23[4,5]	-0.23[4,5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.40	1.20	1.20

Class I
Management Fees	%	0.80	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	0.80	0.68	0.68
Waivers and Reimbursements	%	None	-0.08[4]	-0.08[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.80	0.60	0.60

Class S
Management Fees	%	0.80	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	1.05	0.93	0.93
Waivers and Reimbursements	%	-0.01[2]	-0.08[4]	-0.08[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.04	0.85	0.85

Class S2
Management Fees	%	0.80	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.50	0.50
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	1.30	1.18	1.18
Waivers and Reimbursements	%	-0.10[2]	-0.18[4,5]	-0.18[4,5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.20	1.00	1.00

1.	Expense ratios have been adjusted to reflect current contractual rates.

2.	The Distributor is contractually obligated to waive 0.15% and 0.10% of the distribution fee of Class ADV and Class S2 shares, respectively, through May 15, 2015. There is no guarantee that the distribution fee waivers will continue after May 15, 2015. The distribution fee waivers will renew if the Distributor elects to renew them. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

3.	The Distributor is contractually obligated to limit expenses to 1.04% of Class S shares through May 15, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the distributor provides 90 days written notice of its termination and such termination is

May 16, 2014

Client Talking Points

approved by the Portfolio’s Board; or (ii) the shareholder service plan agreement has been terminated. The obligation is subject to possible recoupment by the distributor within 36 months of the waiver or reimbursement.

4.	The Adviser is contractually obligated to limit expenses to 1.20%, 0.60%, 0.85% and 1.00% of Class ADV, Class I, Class S and Class S2 shares, respectively, through May 15, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination and such termination is approved by the Portfolio’s Board; or (ii) the investment advisory agreement has been terminated. The obligation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement.

5.	The Distributor is contractually obligated to waive 0.15% and 0.10% of the distribution fee of Class ADV and Class S2 shares, respectively, through May 1, 2016. There is no guarantee that the distribution fee waivers will continue after May 1, 2016. The distribution fee waivers will renew if the distributor elects to renew them. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

The performance is set out below.

Average Annual Total Returns % (for the periods ended December 31, 2013)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
BlackRock Portfolio
Class ADV	%	32.65	16.81	N/A	6.52	03/17/04
Russell 1000® Growth Index[1]	%	33.48	20.39	N/A	7.97

Class I	%	33.41	17.52	N/A	5.59	04/28/06
Russell 1000® Growth Index[1]	%	33.48	20.39	N/A	8.31

Class S	%	33.10	17.23	6.58	N/A	05/01/02
Russell 1000® Growth Index[1]	%	33.48	20.39	7.83	N/A

Class S2%		32.93	17.05	6.42[2]	N/A	09/09/02
Russell 1000® Growth Index[1]	%	33.48	20.39	7.83	N/A

Large Cap Growth Portfolio
Class ADV	%	30.29	20.26	N/A	10.52	12/29/06
Russell 1000® Growth Index[1]	%	33.48	20.39	N/A	8.24

Class I	%	30.95	20.99	N/A	11.35	05/02/05
Russell 1000® Growth Index[1]	%	33.48	20.39	N/A	9.03

Class S	%	30.62	20.69	N/A	9.52	05/03/04
Russell 1000® Growth Index[1]	%	33.48	20.39	N/A	8.05

Class S2%		30.39	20.49	N/A	9.39	05/13/04
Russell 1000® Growth Index[1]	%	33.48	20.39	N/A	8.20

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

May 16, 2014

Client Talking Points

2.	On October 3, 2005, all outstanding Class S2 shares were fully redeemed. On May 26, 2006, Class S2 shares recommenced operation. For the period from October 3, 2005 to May 26, 2006, the returns for Class S2 shares include the performance for Class S shares adjusted to reflect the higher expenses of Class S2 shares.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost.  You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The Russell 1000® Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe. It includes those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Growth Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.

For financial professional use only.  Not for inspection by, distribution or quotation to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY BlackRock Large Cap Growth Portfolio with and into Voya Large Cap Growth Portfolio, please call Voya IM toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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